May 9, 2016

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-3561
Attn:    Karl Hiller, Branch Chief, Office of Natural Resources
Joseph Klinko
Jenifer Gallagher

Re:    Diamondback Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File No. 001-35700

Dear Messrs. Hiller and Klinko and Ms. Gallagher:

Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 25, 2016 with respect to Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 19, 2016 (the “Form 10‑K”).
For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form 10-K, unless otherwise indicated.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Critical Accounting Policies, page 63

1.
We note your disclosure on page 21 stating “If the prices of oil and natural gas continue at current levels or decline further, our operations, financial condition and level of expenditures for the development of oil and natural gas reserves may be materially and adversely affected.” Further, you state “…lower oil and natural gas prices may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments in our estimated proved reserves.”

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
May 9, 2016

On page 26 you state had you used more recent commodity prices in estimating your reserves, without giving effect to any acquisition or development activities executed in 2016, your proved reserve volumes would have been further reduced due to economic limits.

Given the foregoing information and the MD&A disclosure requirements in Item 303 of Regulation S-K, pertaining to the reasonably possible material effects associated with known trends and uncertainties, please expand your disclosure to quantify the reasonably possible near-term changes to the carrying value of your oil and natural gas properties, proved reserves and development plans if commodity prices remain at low levels, including a discussion of all the key factor assumptions that you use in quantifying your estimates.

Please refer to FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates.

Response: The Company acknowledges the Staff’s comment and believes that it adequately disclosed the reasonably possible material effects associated with known trends and uncertainties as they relate to the impact of the lower commodity price environment on the Company’s reserves, development plans and operations, all in compliance with Item 303 of Regulation S-K.

In addition to the disclosure referred to by the Staff in its Comment 1, the Company included the sensitivity analysis, quantifying the impact of the lower commodity pricing on its estimated proved undeveloped (“PUD”) reserves and the assumptions used in calculating such impact on page 8 of the Form 10-K under the heading “Business and Properties—Oil and Natural Gas Data—Proved Undeveloped Reserves,” which disclosure included the following:

“Our December 31, 2015 proved reserves were calculated using prices based on the 12-month unweighted arithmetic average of the first-day-of-the month price for the period January through December 2015 of $50.28 per Bbl and $2.58 per MMBtu. Holding production and development costs constant, if SEC pricing had been the December 31, 2015 pricing of $37.04 per Bbl and $2.34 per MMbtu, this would have resulted in a decrease of 20,005 MBOE of our estimated PUD reserves.”

United States Securities and Exchange Commission
May 9, 2016

The Company also disclosed the impact of the lower commodity price environment on its drilling and completion plans and its operational focus and quantified the adjustments that the Company made or intended to make with respect to its horizontal drilling activities in response to the changes in commodity prices and overall market conditions on page 1 of the Form 10-K under the heading “Business and Properties—Overview,” including the following:

“The challenging commodity price environment that we experienced in 2015 has continued in 2016, with the posted price of WTI dropping to as low as $26.68 in January 2016. Nevertheless, we believe we remain well-positioned in this environment. During 2015, we again demonstrated our operational focus on achieving best-in-class execution, low-cost operations and a conservative balance sheet as we continued to reduce drilling days, well costs and operating expenses while maintaining what we believe to be a peer leading leverage ratio. We intend to continue our operational focus in 2016, emphasizing financial discipline over growth. We currently intend to release one of our three horizontal drilling rigs in March 2016. We will continue monitoring the ongoing commodity price environment and expect to retain the financial flexibility to adjust our drilling and completion plans in response to market conditions. We are prepared to decelerate our drilling program if commodity prices deteriorate and accelerate our drilling program if commodity prices improve. We have the option to release a second rig in the second quarter of 2016.”

Further, the Company addressed the impact of the lower commodity prices on its 2016 capital budget on page 49 of the Form 10-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—2016 Capital Budget, which disclosure and quantifications included the following:

“We expect a 2016 total capital spend of $250.0 million to $375.0 million, consisting of $210.0 million to $315.0 million for horizontal drilling and completions, $25.0 million to $35.0 million for infrastructure and $15.0 million to $25.0 million for non-operated activity and other expenditures. We expect to drill and complete 30 to 70 gross horizontal wells in 2016.

We intend to release one of our three horizontal drilling rigs in March 2016. We will continue monitoring the ongoing commodity price environment and expect to retain the financial flexibility to adjust our drilling and completion plans as conditions warrant. We are prepared to decelerate our drilling program if commodity prices deteriorate and accelerate our drilling program if commodity prices improve. If necessary, we can release a second rig in the second quarter of 2016 and continue to operate one rig to hold acreage.”

United States Securities and Exchange Commission
May 9, 2016

The Company further disclosed the adjustments that it may choose to make to its capital expenditures, based on prevailing and anticipated prices for oil and natural gas and other specified factors, and related impact on its activities with respect to potential acquisition, replacement of reserves and capital markets transactions on page 62 of the Form 10-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements and Sources of Liquidity,” including the following:
“The amount and timing of these capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including but not limited to the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners. We currently intend to release one of our three horizontal drilling rigs in March 2016 and we have the option to release a second rig in the second quarter of 2016.”
The Company further stated on page 62 of the Form 10-K under the same heading:
“We monitor and adjust our projected capital expenditures in response to success or lack of success in drilling activities, changes in prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, contractual obligations, internally generated cash flow and other factors both within and outside our control. If we require additional capital, we may seek such capital through traditional reserve base borrowings, joint venture partnerships, production payment financing, asset sales, offerings of debt and or equity securities or other means. We cannot assure you that the needed capital will be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our drilling programs, which could result in a loss of acreage through lease expirations. In addition, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves. Further, if the decline in commodity continues, our revenues, cash flows, results of operations, liquidity and reserves may be materially and adversely affected.”
The Company also described market risks relating to commodity prices and its derivative instruments designed to manage such risks on page 67 of the Form 10-K under the heading Quantitative and Qualitative Disclosure about Market Risks—Commodity Price Risk.” The Company also included a risk factor relating to its hedging activities intended to reduce price volatility and hedge a portion of the Company’s 2016 production

United States Securities and Exchange Commission
May 9, 2016

beginning on page 24 of the Form 10-K under the heading “Risk Factors--We have entered into price swap derivatives and may in the future enter into forward sale contracts or additional price swap derivatives for a portion of our production. Although we have hedged a portion of our estimated 2016 production, we may still be adversely affected by continuing and prolonged declines in the price of oil.”
In light of the Company’s extensive disclosure (including quantifications) in the Form 10-K regarding the reasonably likely effects of trends and uncertainties on the Company’s estimated reserves, drilling and completion plans, liquidity, capital resources and results of operations, portions of which have been identified above, the Company believes its disclosure is in compliance in all material respects with the requirements of Item 303 of Regulation S-K. Further, subsequent to the filing of the Form 10-K, commodity prices have improved. In the Company’s recent quarterly report on Form 10-Q, the Company updated its disclosure to quantify its drilling and completion activities under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” as follows:
“With recent improvement in oil prices, we have retained our third horizontal rig and added a second dedicated completion crew to decrease our backlog of drilled but uncompleted wells. We will continue monitoring the ongoing commodity price environment and expect to retain the financial flexibility to adjust our drilling and completion plans in response to market conditions. We are prepared to add a fourth horizontal rig early in the third quarter of 2016 in the event oil prices continue to strengthen and we are prepared to remain at three horizontal drilling rigs or decelerate our drilling program if commodity prices deteriorate.”
Similar disclosure was also included under the sub-headings “—2016 Highlights—Operational Update” and “—Capital Requirements and Services of Liquidity.” The Company will continue to monitor trends and uncertainties related to commodity prices and make changes in future filings as warranted.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
May 9, 2016

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6968 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick
Teresa L. Dick

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP